February 17, 2026

Melissa N. Schaeffer
Executive Vice President and Chief Financial Officer
Air Products & Chemicals, Inc.
1940 Air Products Boulevard
Allentown, Pennsylvania 18106-5500

       Re: Air Products & Chemicals, Inc.
           Form 10-K for Fiscal Year Ended September 30, 2025
           Filed November 20, 2025
           File No. 001-04534
Dear Melissa N. Schaeffer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services